JENNIFER CONVERTIBLES, INC.

419 CROSSWAYS PARK DRIVE

WOODBURY, NY 11797

516-496-1900

June 26, 2007

Mr. Michael Moran, Esq.

Branch Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:      Jennifer Convertibles, Inc.

                        Form 10-K, for the year ended August 26, 2006

                        Filed November 22, 2006

                        File No. 1-9681

Dear Mr. Moran:

The following are your comments and our responses to your comment letter to us dated June 5, 2007.  We hope that you find our responses sufficient and we look forward to resolving any issues that you may have.

Form 10-K for the Year Ended August 26, 2006

1.    We note your response to comment 2 of our letter dated April 17, 2007.  It appears as if you changed several of your contractual arrangements with the Private Company in July 2001.  You disclose that you are responsible for managing sales of the Private Company’s stores.  Please provide us with your analysis of FSP FIN46(R)-3.  Please tell us in more detail to what extent you manage the sales at the Private Company’s stores.  For example, tell us whether you make personnel decisions with respect to Private Company employees.

    Response

        Pursuant to a Management Agreement and License, the Company is responsible for managing the sales of the Private Company’s stores so that the stores will be operated substantially the same as the Company’s own stores.  The agreement gives the Company the authority (a) to design and furnish the Private Company stores so that such stores will be substantially the same as the Company’s stores and will have the same look and feel, (b) to train store managers and salesmen and (c) to arrange for advertisement and promotion for such stores.  In addition, the Company is required to consult with, and make recommendations to, the Private Company in other areas related to the operation of the stores, including, without limitation, the hiring, termination and compensation of store personnel, store maintenance, and any possible relocation.

        The Company views its management role as analogous to that of a franchisor in a franchise arrangement as described in FSP Fin 46(R)-3 in that it requires certain authority to ensure that the level of quality associated with the Jennifer brand is maintained by the Private Company.  These rights do not limit the Private Company’s owners ability to make key decisions that have a significant impact on the success of the Private Company.  These decisions include control over hiring, firing and supervising store employees, establishing what prices to charge for products, and making capital decisions. Accordingly, the Company believes that its authority under the agreement described above does not result in the stockholder of the Private Company lacking the characteristic of paragraph 5(b)(1) of Fin 46(R) and causing the Private Company to be a variable interest entity.

2.    We note that you entered into an Option Agreement to purchase the Private Company’s assets starting on April 30, 2015 at a fixed purchase price that declines over the term of the agreement.  Please tell us why you do not believe that this impacts your assessment of the parties who are expected to receive the residual returns of the Private Company.

        Response

        The option agreement dated July 6, 2001, gave the Company the right to acquire substantially all the assets of the Private Company for a purchase price of $8,125,000, (which the parties agreed was the fair value of the equity interest in the Private Company at such date) subject to adjustment, plus the assumption of certain liabilities of the Private Company.  In addition, the option was not exercisable until at least 10 years after such date, thus allowing the owner of the Private Company to receive substantial profits from the operations of the Private Company prior to the option being exercised.  Based thereon, the Company believed that the equity owner of the Private Company had the right to receive the expected residual returns of the Private Company.

        The Company recognizes that the fixed price call option could be considered to cap the return of the Private Company’s equity holder and thereby the equity holder would not have the right to receive the expected residual returns of the Private Company.  As a result, the Private Company would be a variable interest entity.  In such event, the Company believes that the Private Company’s equity holder will be considered to be its primary beneficiary.  This would be the result as the call option would represent a variable interest in the Private Company which would allow the Company, upon exercise, to receive a majority of the Private Company’s expected residual returns.  However, the Company believes the variable interests held by the Private Company’s equity holder will absorb a majority of the Private Company’s expected losses.  Such interests consist of a common stock interest valued at $8,125,000, plus a personal guarantee of notes payable by the Private Company in the amount of $10,273,000 given to two former stockholders of the Private Company in connection with the redemption of their stock by the Private Company.  Fin 46(R) (paragraph 14) provides that if one enterprise will absorb a majority of a variable entity’s expected losses and another enterprise will receive a majority of that entity’s expected residual returns, the enterprise absorbing a majority of the losses shall be the primary beneficiary.

3.    We note that the Warehousing Agreement between you and the Private Company contains a fee that triples as a percentage of sales after April 30, 2010.  It does not appear that if similar services were acquired from a third party the fees would increase at that rate.  Provide us with your analysis of the impact of the warehousing agreement with respect to the primary beneficiary of the Private Company’s variability.  See paragraph B22 of FIN46(R).

        Response

        As the fair value of the fees to be paid under the Warehousing Agreement does not vary with changes in the fair value of the Private Company’s net assets, even though all three conditions of paragraph B22 of Fin 46(R) are not met, they do not constitute a variable interest in the Private Company.  Accordingly, the Warehousing Agreement does not cause the Company to absorb or receive some of the variability of the Private Company.

Should you have any questions, please do not hesitate to contact us.

Sincerely,

JENNIFER CONVERTIBLES, INC.

By: /s/    Harley J. Greenfield

Harley J. Greenfield, Chief Executive Officer